Sunwin International Neutraceuticals, Inc
                                 6 Youpeng Road
                              Qufu, Shandong, China

                                November 4, 2005

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Attention:        Jeffrey Riedler
                           Dana Hartz
                           Joel Parker
                           Zafar Hasan

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Registration Statement on Form SB-2
                  File Number 333-125300


Ladies and Gentlemen:

         The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Tuesday, November 8, 2005 at 4:00 p.m., Eastern Daylight time, or as soon thereafter as is practicable.

         The undersigned registrant acknowledges that:

          o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

                                            Very truly yours,

                   SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.


                                            By:      /s/ Dongdong Lin
                                                     ---------------------------
                                                     Dongdong Lin,
                                                     Principal Executive Officer